Mail Stop 4561

June 28, 2007

Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

> **Re:** **Trend Micro Incorporated**
> **Forms 6-K filed on February 20, 2007 and February 23, 2007**
> **File No. 333-10486**

Dear Mr. Negi:

We have completed our review of your Forms 6-K and related filings and have no further comments at this time.

Sincerely,


Stephen Krikorian
Accounting Branch Chief